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                            EXHIBIT - 3


                   UNITED STATES DISTRICT COURT
                   MIDDLE DISTRICT OF TENNESSEE
                        NASHVILLE DIVISION


SOUTHERN UNION COMPANY,              )
                                     )

       Plaintiff,                    )
                                     )
v.                                   )        Case No.
                                     )
UNITED CITIES GAS COMPANY,           )
JERRY H. BALLENGEE,                  )
DWIGHT C. BAUM,                      )
RICHARD W. CARDIN,                   )
THOMAS J. GARLAND,                   )
DALE A. KEASLING,                    )
GENE C. KOONCE,                      )
VINCENT J. LEWIS,                    )
DENNIS L. NEWBERRY,                  )
STIRTON OMAN, JR.,                   )
TIMOTHY W. TRIPLETT,                 )
GEORGE C. WOODRUFF, JR.,             )
JAMES B. FORD,                       )
THOMAS R. BLOSE, JR.,                )
                                     )
        Defendants.                  )

                            COMPLAINT
                            ---------

For its complaint against the Defendant, United Cities Gas Com-pany ("United") and the individual officers and directors of United named herein, Plaintiff Southern Union Company
("Southern") states:

                     JURISDICTION AND VENUE
                     ----------------------

1.   This is an action for injunctive relief to enforce
     Southern's rights.

2. This Court has subject matter jurisdiction over this con-troversy pursuant to 28 U.S.C. Section 1332 because the parties are citizens of different states and the amount in controversy exceeds $50,000, exclusive of interest and costs.

3. Venue is proper in this District and this Division because United resides in this District within the meaning of 28 U.S.C. Section 1391(c) and maintains offices within this Division, and because a substantial part of the events or omissions giving rise to the claims occurred in this District.

                          THE PARTIES
                          -----------

4. Southern is a corporation organized under the law of the State of Delaware and has its principal offices and place of business in the State of Texas.

5. United is a corporation organized under the law of the States of Illinois and Virginia and has its principal offices and place of business in the State of Tennessee.

6.   Defendants Jerry H. Ballengee, Dwight C. Baum,
     Richard W. Cardin, Thomas J. Garland, Dale A. Keasling, Gene C. Koonce, Vincent L. Lewis, Dennis L. Newberry, Stirton Oman, Jr., Timothy W. Triplett and
     George C. Woodruff, Jr. are each members of United's Board of Directors. None of these defendants are a citizen of Delaware or Texas.

7.   Defendant Gene C. Koonce is the Chief Executive Officer of
     United and a member of its Board of Directors. He resides in Tennessee.

8.   Defendant James B. Ford is the Senior Vice President and
     Treasurer of United.  He resides in Tennessee.

9.   Defendant Thomas R. Blose, Jr. is the Senior Vice President
     - Operations and Engineering of United.  He resides in
     Tennessee.


                  CLAIM FOR INJUNCTIVE RELIEF
                  ---------------------------

10. Prior to July 19, 1996, Southern acquired, in securities transactions executed on the NASDAQ, 585,000 shares of United's common stock. These shares represented approxi-mately four and one-half percent (4 1/2%) of the issued and outstanding shares of United common stock. At present, Southern owns 854,300 shares (including 100 shares held in Southern's name and evidenced by a certificate issued by United) of United's common stock for which Southern has paid in excess of Sixteen Million Dollars ($16,000,000).

11. On May 6, 1996, Peter H. Kelley, President of Southern, and Ronald J. Endres, Executive Vice President and Chief Financial Officer of Southern, attended the Financial Analysts Conference of the American Gas Association. Also present and making a presentation was James B. Ford, Senior Vice President and Treasurer of United. Mr. Ford discussed the financial condition and results of operations of United at this meeting. In response to a question he indicated that United was a buyer at the right price and a seller at the right price.

12. Following Mr. Ford's presentation, Mr. Kelley and Mr. Endres approached Mr. Ford and told him that Southern was interested in United and wanted to meet with United repre-sentatives about a possible acquisition transaction.
     Mr. Ford said United was agreeable to such a meeting. Thereafter, Mr. Endres spoke by telephone with Mr. Ford on several occasions, attempting to schedule a meeting.
     Mr. Ford offered a trip to Europe and a trip to the Olympics as excuses for not holding a meeting. Finally, he agreed to a meeting of certain United officers with Southern officers on August 7, 1996 at Southern's offices in Austin, Texas. That meeting never took place.

13. On or about July 22, 1996, United announced that it had entered into definitive agreements whereby United would be acquired, through a merger, by Atmos Energy Corporation ("Atmos"). A copy of the definitive agreements are attached hereto as Exhibit A.

14. The representations of Mr. Ford concerning a meeting between United and Southern were part of a deliberate effort to mis-lead Southern into believing that it would have an oppor-tunity to make an offer to acquire United. This was done because United's senior management did not want to consider an offer from Southern. They feared they would lose their jobs, lucrative salaries, retirement benefits, emoluments and perquisites if Southern acquired United. Instead, while United was stalling and postponing acquisition discussions with Southern, its management was actively pursuing United's sale to Atmos to protect their jobs and other benefits.

15. On July 5, 1996, United entered into a Confidentiality Agreement to exchange with Atmos confidential financial information pertaining to United, which would give Atmos an opportunity to make a bid. Thereafter on July 13, 1996, Atmos and United signed a Stand-Still Agreement. Six days later on July 19, 1996, Atmos and United entered into definitive agreements (collectively, the "definitive agree-ment"), pursuant to which United is to be sold to Atmos. The definitive agreement provides that Atmos will be paid a break-up fee of $15,000,000 if the definitive agreement is terminated (i) by United in the exercise of the fiduciary duties of the United board of directors with respect to a competing transaction, (ii) by Atmos if the United board of directors takes a position recommending a competing trans-action or fails to recommend the merger with Atmos to the shareholders of United, or (iii) by Atmos if the share-holders of United approve a competing transaction.

16.  Pursuant to the definitive agreement, Mr. John B. Ford,
     Mr. Thomas R. Blose, Jr. and Mr. Gene C. Koonce will receive lucrative employment contracts from Atmos; Mr. Ford and Mr. Blose will share with others in a $5,000,000 benefit; and Mr. Koonce will receive a $2,247,434 benefit.

     The following allegations are made upon information and belief:

17. Prior to July 1996, the Board of Directors of United had not considered a transaction involving the sale of United and had not:

     (a) Caused to be prepared studies of United's financial condition with a view toward determining the maximum amount that could be realized by the shareholders;

     (b) Engaged investment bankers charged with studying the value of United in a transaction with an unrelated party;

     (c) Taken other necessary and appropriate steps prior to the time a corporation determines that it should be sold.

18. United's senior management was aware of Southern's reputa-tion for entrepreneurial activities and efficient manage-ment. They were concerned that their jobs, lucrative salaries, retirement benefits, emoluments and perquisites would not survive an acquisition of United by Southern.

19. Acting in haste in response to Southern's expressions of interest, United's senior management determined that Atmos would be the company most likely to offer them jobs, lucra-tive salaries, retirement benefits, emoluments and perquisites and to retain their services for an extended term. In their joint news release of July 19, 1996 the chairman of Atmos confirmed their belief when he said that the two companies had "similar management philosophies."

20. Having determined that Atmos was their desired new employer, United's senior management pursued an exclusive plan of action designed solely to arrange a transaction with Atmos and thereby preclude any bid of Southern.

21. The break-up fee is unconscionable in size, is not reason-ably related to any cost to Atmos and is designed to protect the positions sought by United's senior management. Such amount, which could be an additional cost to Southern in a transaction involving United, together with United's agree-ment not to disclose confidential information to any party desiring to make a bid for United, precludes Southern from making an informed bid for United since Atmos possesses information concerning the financial condition and prospects of United that are otherwise unavailable to Southern.

22. United's management intentionally negotiated the terms of the definitive agreement concerning nonsolicitation of com-peting offers (Section 3.2), the termination of the defini-tive agreements (Section 3.11(b)(i) and Section 7.1), and the making of any agreement with respect to a Competing Transaction during the term of the definitive agreement (Section 3.11(b)(ii)) so that, when operating in conjunction with the control share acquisition provisions of the laws of Illinois and Virginia (Paragraph 5/7.85 of the Illinois Business Corporations Act and Paragraph 725 of the Virginia Stock Corporation Act, respectively), the terms will effec-tively preclude United's shareholders, including Southern, from from securing consideration and approval of any com-peting offers on the same basis as that by which the trans-action contemplated by the definitive agreements may be considered and approved by United's shareholders.

23. In authorizing the execution of the definitive agreement on July 19, 1996 the Board of Directors of United failed in its duty of care and loyalty in the following respects:

     A. The board failed to consider and reach a judgment that United should be offered for sale prior to beginning the process;

     B. The Board failed to meet on sufficient occasions and for sufficient time to consider a transaction, including the occasion when it approved the authorization of the July 19, 1996 definitive agreement, and was otherwise uninformed concerning the offer of Atmos and the fact that it might be inferior to an offer that could be made by another party;

     C.  The Board met in haste and without due deliberation;

     D. The Board was not informed of Southern's willingness and ability to make an offer;

     E. The Board was not informed that it was possible that Mr. Ford, Mr. Blose and Mr. Koonce would lose their positions if a sale were made to Southern, whereas they were to receive valuable benefits under the transaction with Atmos;

     F. The definitive agreement was not made available to the Directors sufficiently prior to the meeting and financial information in sufficient detail was not made available prior to the meeting concerning potential bidders for United and the offers that they might be willing to make.

     G. The Board deprived the shareholders of the opportunity to obtain enhanced value for their shares by first fore-stalling Southern from making an offer that management did not want to consider and then entering into the no shop, breakup fee and confidentiality provisions in the definitive agreement with Atmos to attempt to prevent Southern from making such an offer.

WHEREFORE, Plaintiff prays for a preliminary and permanent injunction directing the Defendants to deliver to Plaintiff all confidential information furnished to Atmos and enjoining the Defendants from taking any further action to consummate the merger with Atmos pursuant to the definitive agreement until one of the following events has occurred:

     A. Following receipt of an offer from Southern or a third party, United's Board after becoming fully informed has considered and determined in the exercise of their fiduciary responsibilities that a sale is in the best interest of United and its shareholders and has compared Southern's offer and any other person's offer to acquire United to Atmos' offer contained in the definitive agreement and determined in the exercise of reasonable business judgment that Atmos has offered superior value to the United shareholders than Southern or any third party has offered; or

     B. No offer to acquire United has been made by Southern or any third party within thirty (30) days after all of such confidential information is furnished to Southern and United's Board after becoming fully informed has considered and determined in the exercise of their fiduciary responsibilities that a sale is in the best interest of United and its shareholders and that the Atmos' offer represents fair value to United's share-holders.

Plaintiff further prays that this Court retain jurisdiction after entry of the preliminary and permanent injunctions for the pur-pose of deciding if any determination by United's Board that Atmos' offer is superior to Southern's offer or any third party offer is in fact and law an exercise of reasonable business judgment consistent with the Board's fiduciary responsibilities to United's shareholders.

Plaintiff also prays for its costs and such other relief as the Court may deem appropriate.


Respectfully submitted,


   Harwell Howard Hyne Gabbert & Manner, P.C.



By  GLENN B. ROSE
   ---------------
    Glenn B. Rose
    18th Floor
    First American Center
    315 Deaderick Street
    Nashville, Tennessee  37238
    615-256-0500
    FAX 615-251-1057

    Thompson Coburn

By  W. STANLEY WALCH
   ------------------
    W. Stanley Walch
    Kenton E. Knickmeyer
    One Mercantile Center
    St. Louis, Missouri  63101
    314-552-6000
    FAX 314-552-7000

Attorneys for Plaintiff
Southern Union Company

Fleischman and Walsh, LLP
  Stephen A. Bouchard
  1400 16th St. NW
  Washington, D.C. 20036
  202-939-7900
  FAX 202-265-5706
Of Counsel